3-24-2004



SECU[illegible] 04017552 [illegible]COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESN NORTH AMERICA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVENUE
(No. and Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Stewart Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESN NORTH AMERICA, Inc., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS S. FERRARA
Notary Public, State of New York
No. 31-4765905
Qualified in New York County
Commission Expires July 31, 2006

Notary Public

Signature

PRESIDENT AND CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2004
WASH, D.C.
158
SECTION

ESN North America, Inc.

Statement of Financial Condition
December 31, 2003

ESN North America, Inc.
Index
December 31, 2003

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3–6



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
ESN North America, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ESN North America, Inc. (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

ESN North America, Inc.
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	899,602
Clearing deposit		110,306
Due from Parent		22,774
Computer equipment (net of accumulated depreciation of $3,152)		18,513
Prepaid expenses		17,123
Total assets	$	1,068,318
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	427,164
Due to affiliates		24,416
Due to clearing broker		9,954
Total liabilities		461,534
Commitments and contingent liabilities (Note 7)		
Subordinated borrowings (Note 5)		250,000
Stockholder's equity		
Common stock: $.01 par value; authorized 180 shares; 100 shares issued and outstanding		1
Additional paid-in capital		5,896,314
Accumulated deficit		(5,539,531)
Total stockholder's equity		356,784
Total liabilities and stockholder's equity	$	1,068,318

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

ESN North America, Inc. (the "Company") is a subsidiary of CIC Securities (the "Parent"), a French company. The Parent is, in turn, a wholly owned subsidiary of Credit Industriel et Commercial ("CIC"), a French company.

During 2003, the Company, the Parent and a third party entered into a share subscription agreement for the authorization, issue and sale of 80 shares of common stock, including 63 shares of common stock to the third party, with the closing date to be January 15, 2004. The Company was a wholly owned subsidiary of the Parent up until the completion of the issuance and sale to the Parent and third party on January 15, 2004.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company acts as an agent for the Parent in arranging financing with U.S. institutional customers and counterparties. Such financing arrangements are in the form of securities borrowings, lendings, or repurchase agreements. Pursuant to an agreement between the parties, the Company receives an arrangement fee from the Parent based upon the type of financing arranged.

The Company is engaged as an agent or riskless principal on behalf of the Parent in the purchase and sale of equity securities of foreign corporate issuers including equity products (e.g., listed options on European stocks (on foreign exchanges), listed equity options on European indexes, European basket indexes) as well as convertible securities.

All domestic securities transactions are cleared through a U.S. clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for its customers or perform custodian functions relating to the securities.

Pursuant to the terms of the agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company had no liability with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The clearing deposit on the statement of financial condition represents cash on deposit with the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the deposit, however, the Company does not anticipate non-performance by this counterparty.

2. Basis of Presentation and Summary of Significant Accounting Policies

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. This statement recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

Cash and Cash Equivalents

Cash and cash equivalents aggregating $899,602 consist of cash and a money market mutual fund. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

All of the Company's cash and cash equivalents are held at a major New York financial institution.

Depreciation

Computer equipment is being depreciated on a straight-line basis over their estimated useful lives, generally three years.

3. Fair Value of Financial Investments

The fair value of the Company's financial instruments including trade receivables and payables approximates the carrying value due to their short-term nature. The fair value of subordinated borrowings from CIC and the Parent is not practicable to estimate as it is a related party transaction.

4. Transactions with Affiliates

The Parent has guaranteed the ongoing operations of the Company for no less than one year beginning February 11, 2004.

The Company derives its commission revenue from (1) acting as agent in arranging financing for the Parent with U.S. customers and (2) from acting as an agent for the Parent in the purchase and sale of equity securities of foreign corporate issuers and related product sales. As of December 31, 2003, $22,774 of arrangement fees were due from the Parent.

The Company has a research distribution agreement with the Parent, whereby the Parent receives 33% of commissions earned by designated representatives in the European equities business. Total commissions under this agreement for the year 2003 amounted to $8,384, which is included in due to affiliates at December 31, 2003.

5. Subordinated Borrowings

The loan under subordinating agreement at December 31, 2003 consists of a $250,000 four-year term loan from the Parent with a maturity of September 14, 2006, accruing interest at one-year LIBOR + 0.50%. As of December 31, 2003 the interest rate was 2.35%.

The subordinated loan has been approved by the NASD as includable capital in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such loan is required for the Company's compliance with minimum net capital requirements, it may not be repaid.

Effective August 22, 2003, the Company agreed with the Parent to convert $1,250,000 of subordinated loans plus accrued interest thereon into additional paid-in capital. This was approved by the NASD as of the same date.

6. Income Taxes

The Company is subject to federal, state and local taxes. The Company complies with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." FAS 109 requires the liability method of accounting for income taxes.

At December 31, 2003, the Company had gross deferred tax assets of approximately $1,824,000 and no gross deferred tax liabilities. The gross deferred tax assets primarily reflect the tax effect of net operating loss carryforwards, bonus accruals, and non-deductible related party interest expense. Since based on available evidence, it is more likely than not that the deferred tax assets will not be realized, a full valuation allowance has been established against the gross deferred tax assets.

As of December 31, 2003, the Company has net operating loss carryforwards for Federal and New York State income tax purposes of approximately $4,112,000 and $3,172,000, respectively. Such net operating loss carryforwards are available to offset future Federal and New York state taxable income, if any, through the year ending 2023 and expire beginning in 2019.

State and local minimum taxes of $484 were provided for the year ended December 31, 2003.

7. Commitments and Contingent Liabilities

The Company has committed to pay future guaranteed bonuses to certain employees of the Company. Total guaranteed bonuses for 2004 and 2005 under those employment contracts are $320,000 and $300,000, respectively. For years thereafter, bonuses of $220,000 per year have been guaranteed under these employment contracts. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with Rule 15c3-1. At December 31, 2003 the Company had net capital of $528,104 which was $278,104 in excess of the amount required of $250,000. The ratio of aggregate indebtedness to net capital was 0.89 to 1.